Pursuant to Rule 424(b)(3)
                                                              File No. 333-90483


                                                               November 21, 2000

                MORGAN STANLEY DEAN WITTER SPECTRUM CURRENCY L.P.
               MORGAN STANLEY DEAN WITTER SPECTRUM COMMODITY L.P.


                SUPPLEMENT TO THE PROSPECTUS DATED MARCH 6, 2000


      Commencing December 1, 2000, the following changes will be made to each partnership's fee structure:

SPECTRUM COMMODITY

The annual incentive fee paid by Spectrum Commodity to its trading advisor will be changed from 20% to 17.5% of partnership trading profits, as determined from the end of the last period in which an incentive fee was earned. No incentive fee will be paid to the trading advisor unless the trading advisor recoups all prior trading losses and has again achieved net new high trading profits for the period.

SPECTRUM CURRENCY

The management fee paid by Spectrum Currency to John W. Henry & Company, Inc. will be changed from a 4% to a 2% annual rate and the management fee paid by Spectrum Currency to Sunrise Capital Partners, LLC will be changed from a 3% to a 2% annual rate. Additionally, the monthly incentive fee paid by Spectrum Currency to each trading advisor will be changed from 15% to 20% of partnership trading profits, as determined from the end of the last period in which an incentive fee was earned. No incentive fee will be paid to a trading advisor unless that trading advisor recoups all prior trading losses on its allocated assets and has again achieved net new high trading profits for the period.